

March 4, 2014

Via E-mail
Qiang Li
Chief Executive Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing
People's Republic of China 100022

> **Re: Trunkbow International Holdings Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed February 24, 2014 by Trunkbow International Holdings Limited, et al.**
> **File No. 005-86044**

Dear Mr. Li:

We have reviewed your amended filings and have the following comments.

Revised Proxy Statement on Schedule 14A

Background of the Merger, page 23

1.   Please expand your response to prior comment 5 to clarify how you determined no material changes occurred in the facts set forth in the November 6, 2012 Schedule 13D. As one example only, the disclosure in that filing states that the Consortium Members "are prepared to negotiate and finalize definitive documentation for the Proposed Transaction in a timely manner." It is unclear from your response how you determined the suspension of negotiations related to the proposal is not a material change from these facts. Please advise.

2.   We note your response to prior comment 7 regarding Mr. Lao Chi Weng's ("Mr. Lao") role as a nominal shareholder of Chief Honour Investments and Capital Melody. Please revise to clarify whether Mr. Lao has rights to receive dividend distributions from Chief Honour Investments and Capital Melody or whether the Entrustment Agreement empowers Messrs. Li and Hou to direct dividend distributions directly to the escrow account for the going-private contract. We note that Mr. Lao is not a signatory or party to your Entrustment Agreement filed as an exhibit to the Schedule 13D filed on November 2, 2012 and it is uncertain whether Messrs. Li and Hou have the ability to require Mr. Lao to direct the dividend distributions to the escrow funds.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Lee Edwards, Esq.
        Shearman & Sterling LLP